May 1, 2017

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed April 26, 2017
File No. 333-217126

Sandra B. Hunter, Esq.
Office of Real Estate and Commodities

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of KKR Real Estate Finance Trust Inc. (“KREF”), we are providing the following response to your comment letter, dated May 1, 2017, regarding Amendment No. 2 to the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comment in italics below.  The response and information described below are based upon information provided to us by KREF.

Capitalization, page 84

1.              Please supplementally tell us how you arrived at the “As Adjusted” cash and cash equivalents, as it appears that the amount may include other adjustments than those described on page 84. Alternatively, cash amounts may be removed from the capitalization table.

In response to the Staff’s comment, KREF confirms that only the adjustments described on the second bullet on page 84 were utilized in determining amounts indicated as “As Adjusted”, including cash and cash equivalents.  The $24.682 million of net repayments on repurchase facilities consists of two offsetting amounts,

$188.000 million of draws and $212.682 million of repayments.  While the $212.682 million of repayments were made using cash (thus reducing the cash and cash equivalents on an As Adjusted basis), the $188.0 million of draws were instead utilized to make investments (resulting in no change to cash and cash equivalents on an As Adjusted basis).  Accordingly, actual cash and cash equivalents of $96.189 million was increased by equity drawdowns of $147.724 million and $207.595 million and reduced by $212.682 million of debt repayments, $170.896 million of investments funded from cash and the $8.455 million dividend, resulting in As Adjusted cash and cash equivalents of $59.475 million.

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Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this response or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:             Securities and Exchange Commission

Bryan Hough, Esq.

Bill Demarest

Kristi Marrone

KKR Real Estate Finance Trust Inc.

Christen E.J. Lee

William B. Miller

Clifford Chance US LLP

Jay L. Bernstein, Esq.

Andrew S. Epstein, Esq.